April 7, 2026

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristin T. L. Baldwin

Re:	Sow Good Inc.
Registration Statement on Form S-3
File No. 333-294799

Acceleration Request
Requested Date: Thursday, April 9, 2026
Requested Time: 4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sow Good Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-294799) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Drew Valentine of White & Case LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement to Drew Valentine of White & Case LLP (US) by telephone: (212) 819-8370 or by email: drew.valentine@whitecase.com. Thank you for your assistance.

Very truly yours,

/s/ Yisroel Goldberg
Yisroel Goldberg
Chief Executive Officer, Chief Financial Officer and Director

cc:	Drew Valentine (White & Case LLP)